LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2013	sbrown@luselaw.com

October 21, 2019

David Lin, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Bogota Financial Corp.
Registration Statement on Form S-1
Filed September 9, 2019
File No. 333-233680

Dear Mr. Lin:

On behalf of Bogota Financial Corp., Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated October 3, 2019, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Form S-1 filed September 9, 2019

Summary

Continue to emphasize commercial and multi-family real estate lending, page 3

1.

We note that your business strategy includes continued growth of your commercial real estate and multi-family loan portfolio. Please balance the discussion by disclosing the added risks of such lending, as disclosed in the last risk factor on page 18.

Additional disclosure has been added on pages 3 and 55 of the prospectus to balance the discussion by disclosing the added risks of such lending.

LUSE GORMAN, PC

ATTORNEYS AT LAW

David Lin, Staff Attorney, Staff Attorney

October 21, 2019

Risk Factors

We are subject to environmental liability risk associated with lending activities, page 19

2.	If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

The Staff is supplementally advised that as of September 30, 2019, Bogota Savings Bank did not have any real estate over which it had taken title. Therefore, no additional disclosure has been added.

We are an emerging growth company, and if we elect to comply only with the reduced reporting and disclosure requirements..., page 25

3.

Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

An additional risk factor has been added beginning on page 25 of the prospectus.

How We Intend to Use the Proceeds from the Offering, page 26

4.

Please discuss in greater detail, either here or elsewhere in the prospectus, management`s short-term and long-term growth plans (e.g., whether management has begun to search for additional acquisition targets or de novo branch sights, etc.), to the extent practicable. In this regard, we note your disclosure that you currently have no agreements or understandings regarding any specific acquisition transaction.

Additional disclosure has been added to pages 4, 40 and 55 of the prospectus in response to this comment.

Management

Transactions With Certain Related Persons, page 95

5.

The second paragraph of this section suggests that this section covers relevant transactions during the fiscal year ended December 31, 2018. Please confirm that this section covers relevant transactions since the beginning of your last fiscal year, as well as the two fiscal years preceding your last fiscal year and currently proposed

LUSE GORMAN, PC

ATTORNEYS AT LAW

David Lin, Staff Attorney, Staff Attorney

October 21, 2019

transactions, and revise as necessary. Refer to Instruction 1 to Item 404 of Regulation S-K.

Additional disclosure has been added on page 102 of the prospectus to reflect the amount of the relevant transaction for the relevant periods.

Stock Pricing and Number of Shares to be Issued, page 107

6.

Please revise to disclose the selection criteria applied by RP Financial in selecting the peer group companies. We note that there appears to be a significant variation in asset size. The investor should be able to understand how RP Financial concluded that these companies could be considered the company’s “peers” and therefore were used in determining its appraised value.

Additional disclosure has been added to pages 5 and 115 of the prospectus regarding the selection of the peer group by RP Financial.

Exhibits

Exhibit 8.2 - Form of State Income Tax Opinion of Hamilton & Babitts, CPA, page II-3

7.

We note the statement in the last paragraph of the state income tax opinion that “[w]e are furnishing this opinion in connection with the Reorganization and it may not be relied upon by any other person or entity or referred to in any document without our express written consent.” Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF) for further guidance.

Exhibit 8.2 contains a revised state tax opinion has been filed that omits the language that investors are not entitled to rely on the opinion.

General

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any written communications contemplated by Section 5(d) of the Securities Act.

LUSE GORMAN, PC

ATTORNEYS AT LAW

David Lin, Staff Attorney, Staff Attorney

October 21, 2019

*    *    *    *    *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2013.

Very truly yours,

/s/ Scott A. Brown

Scott A. Brown

cc:	Michael Clampitt, Esq.

Joseph Coccaro, President and Chief Executive Officer